Room 4561

	September 28, 2005

Mr. Amrit K. Das
Chief Executive Officer
netGuru, Inc.
22700 Savi Ranch Parkway
Yorba Linda, California 92887

Re:	netGuru, Inc.
	Schedule 14A filed September 15, 2005
	File No. 0-28560

Dear Mr. Das:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Proposal 2: Approval of Sale of REI Business and STAAD Product
Lines,
page 30

1. Please revise your proxy statement to include unaudited financial statements of the business that you are selling to Bentley for the periods required by Item 14 of Schedule 14A. See Question I.H.6 of the third supplement dated July 2001 to our manual of publicly available telephone interpretations.

2. In addition, you will need to provide your financial statements for the periods required by Item 14(c)(1) of Schedule 14A. If you intend satisfy this disclosure requirement by incorporation by reference, please comply with the requirements of Part B of Form S-4 and include a statement on the last page of your proxy statement as to which documents, or part of documents, are incorporated by reference. Please also see Item 14(e) of Schedule 14A and Note D.1 to Schedule 14A for additional guidance.

3. We note your disclosure on page 46 regarding your use of proceeds and operations following the closing. Please revise your disclosure to provide a substantial discussion regarding the effect of the sale on your operations and liquidity and capital resources. Please discuss the business that will be conducted after the transaction and how it compares to your historical activities.

Proposal 3: Ratification of Certain Issuances of Equity
Securities..., page 56

4. We note your disclosure regarding your February 2005 grant of "immediately vested five-year non-qualified stock options" to certain consultants. Please reconcile the immediately vested nature of the options with the five-year term used to describe the options. We further note that you are seeking stockholder approval or ratification of amendments that would effectuate the immediate vesting of such options.

5. Please provide all information required pursuant to Item 10 of
Schedule 14A with respect to the ratification of the compensatory arrangements you outline in your proposal 3. We note, for example, that certain information required by Item 10(b)(2)(i) appears to not have been provided. Further, please comply with the instructions to
Item 10. We note that the disclosed agreements have not been filed with the proxy statement nor have we been informed of the plans for registration of or exemption therefrom relied upon for the issuance of the equity securities.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Perry
Hindin
at (202) 551-3444, with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara C.
Jacobs, Assistant Director at (202) 551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Cristy Lomenzo Parker, Esq.
	Rutan & Tucker, LLP
	611 Anton Boulevard, Suite 1400
	Costa Mesa, California 92626
	Telephone: (714) 641-5100
	Facsimile:  (714) 546-9035